

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Steven E. Brazones, Vice President and Chief Financial Officer
Raven Industries, Inc.
205 East 6th Street
P.O. Box 5107
Sioux Falls, SD 57117-5107

>   **Re: Raven Industries, Inc.**
>   **Form 10-K for the year ended January 31, 2015**
>   **Filed March 27, 2015**
>   **Form 10-Q for the quarter ended October 31, 2015**
>   **Filed December 4, 2015**
>   **File No. 1-7982**

Dear Mr. Brazones:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended January 31, 2015</u>

<u>Consolidated Statements of Income and Comprehensive Income, page 37</u>

1.   We note your disclosure on page 42 that you generate revenue from service-related contracts. Please tell us what consideration you gave to separately disclosing revenue and costs of revenue for service-related contracts. Please refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page 41

2.   We note your disclosure that unbilled receivables arise when revenues have been earned, but not billed, and are related to differences in timing. Please revise future filings to disclose the amount of unbilled receivables at each balance sheet date, or clarify, if accurate, that amounts are not material.

Intangible Assets, page 42

3.   We note your disclosure that amortization is computed either on a straight-line basis or under "the undiscounted cash flows method." Please explain to us, and clarify in future filings, what the undiscounted cash flow amortization method is and when and why you use it.

Revenue Recognition, page 42

4.   In regard to your disclosure that you recognize revenue for certain service-related contracts under the percentage of completion method of accounting, please address the following in your response and in future filings:

- Explain the general terms and timeframes for these contracts and your basis for determining that percentage of completion accounting is appropriate;
- Disclose contract losses recorded during each period presented;
- Disclose claims/change orders recorded during each period presented;
- Disclose your accounting policy for pre-contract costs and amounts recorded at each balance sheet date;
- Disclose the impact of changes in estimates during each period presented; and
- Disclose incentive payments recognized during each period presented.

Form 10-Q for the period ended October 31, 2015

Note 2 Summary of Significant Accounting Policies

5.   We note your disclosure that you prospectively adopted the straight-line method of depreciation for manufacturing equipment, office equipment, and furniture and fixtures placed in service on or after February 1, 2015. Please address the following:

- Explain why you changed your method of depreciation for assets placed in service on or after February 1, 2015; and
- Explain why a preferability letter is not required.

Mr. Steven E. Brazones
Raven Industries, Inc.
January 28, 2016
Page 3

6.   Please revise future filing to disclose the remaining carrying value of goodwill related to the Vista reporting unit.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 24

7.   Please revise future filings to address the following:
- More fully explain the reasons for the continued and significant negative trends in revenue during the last two fiscal years and address how you assess whether the declines are solely due to industry conditions as opposed to the loss of market share;
- Quantify each factor you identify as impacting your results, including the impact of acquisitions; and
- More fully explain the facts and circumstances that resulted in Vista not being awarded the large international contract that you had anticipated.

Critical Accounting Estimates, page 31

8.   In regard to your impairment analyses of goodwill, please address the following in your response and in future filings:
- Quantify and discuss the most significant assumptions used to determine the fair value of the Vista reporting unit, including if and how your assumptions related to projected revenue growth rates and projected operating results compare to historical results and address the potential impact of changes in these assumptions on your estimate of fair value;
- Quantify and discuss the most significant assumptions used to determine the fair value of the Engineered Films reporting unit, including if and how your assumptions related to projected revenue growth rates and projected operating results compare to historical results and address the potential impact of changes in these assumptions on your estimate of fair value; and
- Clarify the disclosure regarding your other **two** reporting units, since, based on disclosures in your Form 10-K, it appears you have **three** other reporting units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction